# AEON INDUSTRIES, INC.

## CERTIFICATION OF PRINCIPAL EXECUTIVE OFFICER

## COMPARATIVE FINANCIAL STATEMENTS - DEC 31, 2025 AND 2024

I, James Ritchie, certify that the financial statements of Aeon Industries, Inc. included in this Form are true and complete in all material respects.

Signed by:

**James Ritchie**

F067593FB26A432...

James Ritchie, President

5/21/2026

Date

Aeon Indu~~~~ FINANCIAL STATEMENTS

# AEON INDUSTRIES, INC.

## Comparative Financial Statements

### Years Ended December 31, 2025 and 2024

# Table of Contents

**FINANCIAL STATEMENTS**

# Aeon Industries, Inc.
## Balance Sheets

| | December 31, 2025 | December 31, 2024 |
|---|---|---|
| **Assets** | | |
| Current assets | | |
| Cash and cash equivalents | $ 3,194,040 | $ 627,434 |
| Accounts recievable | 76,225 | - |
| Inventory | 3,591,496 | 1,392,879 |
| Prepaid expenses and other current assets | 184,330 | 158,424 |
| Total current assets | 7,046,091 | 2,178,737 |
| Property and equipment, net | 548,726 | 424,170 |
| Operating lease right -of-use assets | - | - |
| **Total assets** | $ 7,594,817 | $ 2,602,907 |
| | | |
| **Liabilities and Stockholders' Equity** | | |
| Current liabilities | | |
| Accounts payable | $ 1,745,839 | $ 263,462 |
| Accrued liabilities and other | 18,249 | 26,533 |
| Deferred revenue | 167,835 | 2,580,835 |
| Current short term debt | - | 272,753 |
| Total current liabilities | 1,931,922 | 3,143,582 |
| Non-current liabilities | | |
| Long-term debt | 1,373,751 | 234,868 |
| Long-term operating lease | (1,686) | 11,758.83 |
| **Total liabilities** | 3,303,987 | 3,378,450 |
| **Equity** | | |
| Common stock | - | - |
| Preferred stock | 5,627,982 | 496,337 |
| Additional paid in capital | - | - |
| Simple agreement for future equity (SAFE) | - | 1,025,000 |
| Retained earnings | ($1,337,152.45) | ($2,296,880.33) |
| **Total equity** | 4,290,830 | (775,543) |
| | | |
| **Total liabilities and equity** | $ 7,594,817 | $ 2,602,907 |

Management comparative financial statements.

**Aeon Industries, Inc.**
**Statements of Income**

| | December 31, 2025 | December 31, 2024 |
|---|---|---|
| **Revenue, Net** | $ 16,688,868 | $ 6,702,166 |
| Cost of goods sold | 12,648,241 | 6,236,739 |
| **Gross Profit** | 4,040,627 | 465,427 |
| **Operating Expenses** | | |
| Research and development | 20,374 | 2,257 |
| Selling, general and administrative | 2,816,014 | 1,470,618 |
| Depreciation and amortization | 108,621 | 91,639 |
| Total Operating Expenses | 2,945,009 | 1,564,514 |
| **Income (loss) from operations** | **1,095,617** | **(1,099,086)** |
| Interest income | 13,615 | 18,044 |
| Interest expense | (109,332) | (75,522) |
| Other income (expense), net | (40,173) | (16,234) |
| **Income (loss) before income tax expense** | 959,728 | (1,172,798) |
| Income tax expense | - | - |
| **Net Income** | $ 959,728 | $ (1,172,798) |

**Aeon Industries, Inc.**
**Statements of Cash Flows**

| | December 31, 2025 | December 31, 2024 |
|---|---|---|
| **Operating activates** | | |
| Net Income | $ 959,728 | $ (1,172,798) |
| Adjustments to reconcile net income to net cash provided by operating activities | | |
| Accounts receivable | (76,225) | - |
| Inventory | (2,199,228) | 382,118 |
| Other current asset | (61,489) | (32,116) |
| Accounts payable | 1,320,317 | 414,037 |
| Accrued liabilities | 63 | - |
| Other current liabilities | (2,531,999) | (714,186) |
| **Net cash provided by operating activities** | **(2,588,834)** | **(1,122,945)** |
| | | |
| **Investing activities** | | |
| Purchases of property, plant, and equipment | (88,402) | (28,028) |
| **Net cash provided by investing activities** | **(88,402)** | **(28,028)** |
| | | |
| **Financing activities** | | |
| Loan term liabilities | 1,137,196 | (94,013) |
| Other equity | 4,106,645 | 496,337 |
| **Net cash provided by (used in) financing activities** | **5,243,841** | **402,324** |
| | | |
| **Net cash increase for period** | 2,566,606 | (748,649) |
| **Cash and cash equivalents at beginning of period** | 627,434 | 1,376,083 |
| **Cash and cash equivalents at end of period** | $ **3,194,040** | $ **627,434** |

Management comparative financial statements.